Exhibit 99.2
FORM OF SUBSCRIPTION AGREEMENT

This SUBSCRIPTION AGREEMENT (this “Subscription Agreement”) is entered into on September [14] 2023, by and between Waldencast plc, a public limited company incorporated under the laws of Jersey (the “Issuer”), and the undersigned subscriber (the “Anchor Investor”).

WHEREAS, on the terms and subject to the conditions set forth in this Subscription Agreement, the Issuer desires to issue and sell to the Anchor Investor, and the Anchor Investor desires to purchase from the Issuer, newly-issued Class A ordinary shares (the “Class A Shares”) of the Issuer, par value $0.0001 each per share (the “Shares”), in a private placement for a purchase price of $5.00 each per share (the “Per Share Subscription Price”);

WHEREAS, the aggregate purchase price to be paid by the Anchor Investor for the subscribed Shares (as set forth on the signature page hereto) is referred to herein as the “Anchor Subscription Amount”; and

WHEREAS, substantially concurrently with the execution of this Subscription Agreement, the Issuer is entering into separate subscription agreements (collectively, the “Other Subscription Agreements”) with certain investors (other than the Anchor Investor) (the “Other Investors”).

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, set forth herein, and intending to be legally bound hereby, each of the Anchor Investor and the Issuer acknowledges and agrees as follows:

1.Subscription. The Anchor Investor hereby irrevocably subscribes for and agrees to purchase from the Issuer at the Closing (as defined below), and the Issuer hereby agrees to issue and sell to the Anchor Investor at the Closing, the number of Shares set forth on the signature page of this Subscription Agreement on the terms and subject to the conditions provided for herein.

2.Closing.

a.Subject to the satisfaction of each of the conditions precedent set forth in Section 3 (which conditions, if satisfied, shall be deemed to have been satisfied simultaneously), the initial purchase and sale of the Shares (the “Closing”) shall take place remotely via electronic exchange of final documents and signature pages thereto as soon as practicable (and, in any event, within one business day) after satisfaction of the conditions precedent set forth in Section 3 (the date on which the Closing occurs, or such later date as may be mutually agreed by the Anchor Investor and the Issuer, is referred to as the “Closing Date”). For purposes of this Subscription Agreement, “business day” shall mean any day, other than a Saturday, a Sunday or other day on which commercial banks in New York, New York or commercial banks in Jersey, are authorized or required by law to close.
b.On the Closing Date, the Anchor Investor shall tender the cash amount equal to the Anchor Subscription Amount, by wire transfer of U. S. dollars in immediately available funds to the account specified by the Issuer on Schedule B hereto.

3.Conditions Precedent.

a.The obligation of the parties hereto to consummate the purchase and sale of the Shares on the Closing Date pursuant to this Subscription Agreement is subject to the satisfaction of each of the following conditions:
i.there shall not be in force any injunction or order issued by any governmental authority enjoining or prohibiting the issuance and sale of the Shares under this Subscription Agreement.
b.The obligation of the Anchor Investor to subscribe for and purchase the Shares on the Closing Date is subject to the satisfaction of each of the following conditions:
i.the Issuer Specified Representations (as defined below) made by the Issuer in this Subscription Agreement shall be true and correct as of the Closing Date (other than those representations and warranties expressly made as of an earlier date, which shall be true and correct as of such date). As used herein, “Issuer Specified Representations” means those set forth in Section 5; and
ii.the Issuer shall have performed and complied with, in all material respects, all of the covenants and obligations required by this Subscription Agreement to be performed or complied with by the Issuer prior to the Closing.
c.The obligation of the Issuer to issue and sell the Shares to the Anchor Investor on the Closing Date is subject to the satisfaction of each of the following conditions:
i.the Investor Specified Representations (as defined below) made by the Anchor Investor in this Subscription Agreement shall be true and correct as of the Closing Date (other than those representations and warranties expressly made as of an earlier date, which shall be true and correct as of such date). As used herein, “Investor Specified Representations” means those set forth in Section 6;
ii.the Anchor Investor shall have performed and complied with, in all material respects, all of the covenants and obligations required by this Subscription Agreement to be performed or complied with by the Anchor Investor prior to the Closing;
iii.to the extent applicable for the subscription and purchase of the Shares by the Anchor Investor, (a) any waiting period applicable to consummation of the subscription and purchase by the Anchor Investor of the Shares under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended and the regulations promulgated thereunder (the “HSR Act”) shall have expired or been terminated and (b) all other material foreign antitrust, competition, trade, or other regulatory approvals as may be required to consummate the subscription and purchase of the Shares, as applicable, shall have been made or obtained by the Anchor Investor;
iv.the Issuer shall have received the requested information on Schedule A hereto from the Anchor Investor;
v.the Issuer shall have received an Internal Revenue Service Form W-9 or an applicable Internal Revenue Service Form W-8 from the Anchor Investor; and
vi.the Anchor Investor shall have wired the Anchor Subscription Amount in accordance with Section 2 of this Subscription Agreement.
4.Further Assurances. At or prior to the Closing, the parties hereto shall execute and deliver such additional documents and take such additional actions as the parties reasonably may deem to be practical and necessary in order to consummate the subscription as contemplated by this Subscription Agreement.
5.Issuer Representations and Warranties. The Issuer represents and warrants to the Anchor Investor, as of the date hereof, that:
a.The Issuer is duly incorporated, validly existing as a company and in good standing under Jersey Companies Law (to the extent such concept exists in such jurisdiction).
b.The Issuer is duly licensed or qualified to transact business and is in good standing in each jurisdiction in which the nature of the business transacted by it or the character of the properties owned or leased by it requires such licensing or qualification, except for those jurisdictions where the failure to be so licensed or qualified would not, individually or in the aggregate, result in an Issuer Material Adverse Effect (as defined below). The Issuer has full power and authority to own, lease and operate its properties and assets and to carry on its business as now conducted and as proposed to be conducted. The Issuer has full power and authority to enter into, deliver and perform its obligations under this Subscription Agreement.
c.As of the Closing Date, the Shares will be duly authorized and, when issued and delivered to the Anchor Investor against full payment therefor in accordance with the terms of this Subscription Agreement, the Shares will be validly authorized and issued, fully paid and non-assessable, and will not have been issued in violation of or subject to any preemptive or similar rights created under the Issuer’s organizational documents (as in effect at such time of issuance) or under the Jersey Companies Law.
d.This Subscription Agreement has been duly authorized, executed and delivered by the Issuer and, assuming that this Subscription Agreement constitutes the valid and binding agreement of the Anchor Investor, this Subscription Agreement is enforceable against the Issuer in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, or (ii) principles of equity, whether considered at law or equity.
e.Assuming the accuracy of the Anchor Investor’s representations and warranties in Section 6, the issuance and sale by the Issuer of the Shares pursuant to this Subscription Agreement will not (i)

conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Issuer or any of its subsidiaries pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which the Issuer or any of its subsidiaries is a party or by which the Issuer or any of its subsidiaries is bound or to which any of the property or assets of the Issuer is subject that would reasonably be expected to have a material adverse effect on the ability of the Issuer to consummate the issuance and sale of the Shares (an “Issuer Material Adverse Effect”); (ii) result in any violation of the provisions of the organizational documents of the Issuer; or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Issuer or any of its properties that would reasonably be expected to have an Issuer Material Adverse Effect.
f.Assuming the accuracy of the Anchor Investor’s representations and warranties set forth in Section 6, the Issuer is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization or other person in connection with the issuance of the Shares pursuant to this Subscription Agreement, other than (i) filings with the Securities and Exchange Commission (the “SEC”), (ii) filings required by applicable state securities laws, (iii) the filings required in accordance with Section 13 of this Subscription Agreement, (iv) those required by Nasdaq Stock Market LLC (“Nasdaq”), including with respect to not obtaining approval of the Issuer’s shareholders pursuant to Nasdaq Rule 5635, and (v) the failure of which would not be reasonably be expected to have, individually or in the aggregate, an Issuer Material Adverse Effect.
g.Assuming the accuracy of the Anchor Investor’s representations and warranties set forth in Section 6 of this Subscription Agreement, no registration under the Securities Act of 1933, as amended (the “Securities Act”), is required for the offer and sale of the Shares by the Issuer to the Anchor Investor.
h.Neither the Issuer nor any person acting on its behalf has offered or sold the Shares by any form of general solicitation or general advertising in violation of the Securities Act.
i.As of the date hereof, the issued and outstanding Class A Shares of the Issuer are registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and are listed for trading on Nasdaq.
j.Concurrently with the execution and delivery of this Agreement, the Issuer is entering into the Other Subscription Agreements. The Other Subscription Agreements reflect the same Per Share Subscription Price and other terms with respect to the purchase of the Shares that are no more favorable to such Other Investors than the terms of this Subscription Agreement and they shall not be amended after the date hereof to provide for terms with respect to the purchase of the Shares that are more favorable to such Other Investors than the terms of this Subscription Agreement, unless such terms are also offered to the Anchor Investor.
k.The Issuer is not under any obligation to pay any broker’s fee or commission in connection with the sale of the Shares.
l.The Issuer (including any predecessor entities) is, and has been since formation, classified as an association taxable as a corporation for U.S. federal tax purposes. For so long as the Anchor Investor holds any Registrable Shares (as defined below), the Issuer shall not take any action to alter its entity classification as an association taxable as a corporation for U.S. federal tax purposes without the Anchor Investor’s prior written consent (which consent shall not be unreasonably conditioned, withheld, delayed or denied).
m.The Issuer and each of its subsidiaries have filed all material U.S. federal, state, local and non-U.S. tax returns which have been required to be filed and paid all material taxes shown thereon through the date hereof, to the extent that such taxes have become due and are not being contested in good faith. No material tax deficiency has been determined adversely to the Issuer or any of its subsidiaries, and the Issuer has no knowledge of any material tax deficiency, penalty or assessment which has been or might be asserted or threatened against the Issuer or any of its subsidiaries.
6.Anchor Investor Representations and Warranties. The Anchor Investor represents and warrants to the Issuer, as of the date hereof, that:
a.If the Anchor Investor is a U.S. person (as defined in Regulation S under the Securities Act), the Anchor Investor (i) is a “qualified institutional buyer” (as defined in Rule 144A under the

Securities Act) or an “accredited investor” (within the meaning of Rule 501(a) under the Securities Act), in each case satisfying the applicable requirements set forth on Schedule A, (ii) is acquiring the Shares only for his, her or its own account and not for the account of others, or if the Anchor Investor is subscribing for the Shares as a fiduciary or agent for one or more investor accounts, the Anchor Investor has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgments, representations and agreements herein on behalf of each owner of each such account, and (iii) is not acquiring the Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act (and shall provide the requested information on Schedule A). The Anchor Investor is not an entity formed for the specific purpose of acquiring the Shares. If the Anchor Investor is not a U.S. person (as defined in Regulation S), the Anchor Investor is not within the United States and is not being issued the Shares for the account or benefit of a U.S. person. The Anchor Investor further acknowledges that he, she or it is aware that the sale to it is being made in reliance on a private placement exemption from registration under the Securities Act and is acquiring the Shares for his, her or its own account or for an account over which it exercises sole discretion for another qualified institutional buyer or accredited investor.
b.The Anchor Investor acknowledges and agrees that the Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act, that the Shares have not been registered under the Securities Act and that the Issuer is not required to register the Shares except as set forth in Section 8 of this Subscription Agreement. The Anchor Investor acknowledges and agrees that the Shares may not be offered, resold, transferred, pledged or otherwise disposed of by the Anchor Investor absent an effective registration statement under the Securities Act except (i) to the Issuer or a subsidiary thereof, (ii) to non-U.S. persons pursuant to offers and sales that occur outside the United States within the meaning of Regulation S under the Securities Act, or (iii) pursuant to another applicable exemption from the registration requirements of the Securities Act, and, in each case, in accordance with any applicable securities laws of the states of the United States and other applicable jurisdictions, and that any certificates or book entries representing the Shares shall contain a restrictive legend to such effect. The Anchor Investor acknowledges and agrees that the Shares will be subject to these securities law transfer restrictions and, as a result of these transfer restrictions, the Anchor Investor may not be able to readily offer, resell, transfer, pledge or otherwise dispose of the Shares and may be required to bear the financial risk of an investment in the Shares for an indefinite period of time. The Anchor Investor acknowledges and agrees that the Shares will not immediately be eligible for offer, resale, transfer, pledge or disposition pursuant to Rule 144 promulgated under the Securities Act, and that the provisions of Rule 144(i) under the Securities Act will apply to the Shares. The Anchor Investor acknowledges and agrees that he, she or it has been advised to consult legal, tax and accounting advisors prior to making any offer, resale, transfer, pledge or disposition of any of the Shares.
c.Assuming the accuracy of the Issuer’s representations and warranties in Section 5, the consummation of the transactions contemplated pursuant to this Subscription Agreement, will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Anchor Investor or any of its subsidiaries (if the Anchor Investor is not an individual) pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which the Anchor Investor or any of its subsidiaries is a party or by which the Anchor Investor or any of its subsidiaries is bound or to which any of the property or assets of the Anchor Investor is subject that would reasonably be expected to have a material adverse effect on the ability of the Anchor Investor to enter into and timely perform the Anchor Investor’s obligations under this Subscription Agreement (an “Investor Material Adverse Effect”); (ii) result in any violation of the provisions of the organizational documents of the Anchor Investor; or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Anchor Investor or any of its properties that would reasonably be expected to have an Investor Material Adverse Effect.
d.Assuming the accuracy of the Issuer’s representations and warranties set forth in Section 5, and except for any applicable filings pursuant to applicable state securities laws or as may be required by the HSR Act, the Anchor Investor is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization or other person in connection with the subscription and purchase by the Anchor Investor of the Shares pursuant to this Subscription Agreement.
e.The Anchor Investor acknowledges and agrees that the book-entry position representing the Shares will bear or reflect, as applicable, a legend substantially similar to the following (provided that such legend shall be subject to removal in accordance with Section 8(e) hereof):
“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE ISSUER THAT THESE SECURITIES MAY NOT BE OFFERED, RESOLD, TRANSFERRED, PLEDGED OR OTHERWISE DISPOSED OF BY THE HOLDER ABSENT AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT EXCEPT (I) TO THE ISSUER OR A SUBSIDIARY THEREOF, (II) TO NON-U.S. PERSONS PURSUANT TO OFFERS AND SALES THAT OCCUR OUTSIDE THE UNITED STATES WITHIN THE MEANING OF REGULATION S UNDER THE SECURITIES ACT OR (III) PURSUANT TO ANOTHER APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, AND IN EACH CASE IN ACCORDANCE WITH APPLICABLE SECURITIES LAWS OF THE STATES OF THE UNITED STATES AND THE APPLICABLE LAWS OF ANY OTHER JURISDICTION AND, IN THE CASE OF CLAUSE (III), IF SO REQUESTED BY THE ISSUER, UNLESS THE ISSUER RECEIVES AN OPINION OF COUNSEL FROM THE HOLDER IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER THAT REGISTRATION IS NOT REQUIRED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS.”
f.The Anchor Investor acknowledges and agrees that the Anchor Investor is purchasing the Shares from the Issuer. The Anchor Investor further acknowledges that there have been no representations, warranties, covenants and agreements made to the Anchor Investor by or on behalf of the Issuer, any of its respective affiliates or any control persons, officers, directors, employees, agents or representatives of any of the foregoing or any other person or entity, expressly or by implication, other than those representations, warranties, covenants and agreements of the Issuer expressly set forth in Section 5 of this Subscription Agreement.
g.The Anchor Investor acknowledges that he, she or it has reviewed the Issuer’s filings with the SEC, including, but not limited to:
i.the Issuer’s Current Report on Form 6-K, as furnished with the SEC on July 5, 2023, pursuant to which the management of the Issuer and the Audit Committee of the Issuer’s board of directors concluded that (i) the annual financial statements of Obagi Global Holdings Limited (“Obagi”), a wholly owned subsidiary of the Issuer, as of and for the year ended December 31, 2021, and associated report of the Issuer’s independent registered public accounting firm, Deloitte & Touche LLP (“Deloitte”), (ii) the interim financial statements of Obagi as of and for the periods ended March 31, 2022, and June 30, 2022, and (iii) press releases, earnings releases, and investor communications describing the Issuer’s financial performance for the periods ended March 31, 2022, June 30, 2022 and September 30, 2022 (collectively (i), (ii) and (iii), the “Relevant Periods”), should no longer be relied upon because the Issuer expects to restate the aforementioned financial statements and financial information for the Relevant Periods linked to the revenue recognition as applicable to: (A) Obagi’s sales activity to its Southeast Asia distributor during the second half of fiscal year 2022 and (B) marketing and other services purportedly performed by certain of Obagi’s distributors. The Anchor Investor acknowledges that on the basis of the aforementioned filings, Deloitte is conducting a complete reaudit of the Issuer’s results for fiscal years ended 2020 and 2021, and an initial audit of fiscal year end 2022 (collectively, the “Ongoing Audit”). Until the Ongoing Audit is completed, the Issuer cannot make any assurances as to the accuracy of the financial reports for those periods as currently filed, or whether, how, or to what degree such financial reports may be restated in the future. The Anchor Investor further acknowledges that the Ongoing Audit is ongoing and the results of the Ongoing Audit are not available at this time. The Anchor Investor further acknowledges that he, she or it must evaluate whether to make an investment decision with respect to the Shares without any reliable financial information regarding the Issuer’s results for fiscal years ending 2020, 2021 and 2022, and interim period for fiscal year 2023. The information to be contained in these reports is not available at this time and there can be no assurance that such information would not have been material to the Anchor Investor’s decision whether to participate in the transactions contemplated by this Subscription Agreement; and
ii.the Issuer’s Current Report on Form 6-K, as furnished with the SEC on August 21, 2023, pursuant to which the Issuer announced that on August 15, 2023 Waldencast Finco Limited (the “Borrower”), a wholly owned subsidiary of the Issuer, and Waldencast Partners LP, entered into a third waiver and consent agreement to the Credit Agreement (as amended, restated, amended and restated, modified or otherwise supplemented from time to time, the “Credit Agreement”), pursuant to which the administrative agent and required lenders to the Credit Agreement agreed to (i) waive any default or event of default that has or would result from the failure to deliver the financial information and related reports with respect to the fiscal year of the Borrower ended December 31, 2022 and the fiscal quarter of the Borrower ended March 31, 2023 and June 30, 2023, respectively and (ii) suspend the testing of certain financial covenants set forth in the Credit Agreement. Such waiver shall remain in effect until September 15, 2023 (the “Waiver Expiration Date”). The Anchor Investor acknowledges that failure to deliver the required financial information on or prior to the Waiver Expiration Date will result in an event of default under the Credit Agreement (unless otherwise waived or extended). The Anchor Investor further acknowledges that following the Waiver Expiration Date, if the required financial information has not been delivered, the administrative agent and the required lenders will have the right to exercise any and all rights and remedies available to them under the Credit Agreement with respect to the resulting event of default, including, among other things, the acceleration of all amounts due under the Credit Agreement. There can be no assurance that the administrative agent or the lenders will continue to grant the Borrower waivers from any continuing or future defaults or events of default, which, if not waived, could materially impact the Issuer’s financial condition.
h.The Anchor Investor acknowledges that he, she or it has reviewed the risks detailed in the Issuer’s Registration Statement on Form F-1 (File No. 333-267053), originally filed with the SEC on August 24, 2022 and as thereafter amended, and in other documents that it files or furnishes with the SEC (which does not include the disclosure regarding the risks related to Section 6(g) above) (as of the date hereof, the “Current SEC Filings”). The Anchor Investor further acknowledges that those risks detailed in the Current SEC Filing may no longer be reflective of current risks of the Issuer, which may have an impact on the Anchor Investor’s investment decision.
i.The Anchor Investor acknowledges that (i) the Issuer currently may have, and later may come into possession of, material, nonpublic information (financial or otherwise), including, but not limited to, results of operations, businesses, properties, plans (including acquisition and divestiture plans) and prospects (collectively, “Information”), which Information is not currently known to the Anchor Investor and may (x) impact the value of the Shares and (y) be material to the Anchor Investor’s decision to enter into this Subscription Agreement and purchase the Shares, (ii) the Issuer has no duty to disclose to the Anchor Investor any of the Information, and (iii) the Issuer may have, and later may come into possession of, Information and after discussing these matters with the Anchor Investor’s counsel and such other advisors as the Anchor Investor deems appropriate, the Anchor Investor wishes to consummate the subscription as contemplated by this Subscription Agreement notwithstanding the Anchor Investor’s lack of knowledge of any such Information.
j.The Anchor Investor acknowledges and agrees that the Anchor Investor and the Anchor Investor’s professional advisor(s), if any, have had the full opportunity to ask such questions and obtain such information as the Anchor Investor and such Anchor Investor’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Shares.
k.The Anchor Investor understands the disadvantage to which the Anchor Investor may be subject on account of the disparity of information between the Issuer and the Anchor Investor. The Anchor Investor believes, by reason of its business and financial experience, that the Anchor Investor is capable of evaluating the merits and risks of the transactions completed by this Subscription Agreement and of protecting the Anchor Investor’s own interest in connection therewith.
l.The Anchor Investor has conducted and completed his, her or its own independent due diligence with respect to the Shares. Based on such information as the Anchor Investor has deemed appropriate, the Anchor Investor has independently made his, her or its own analysis and decision to enter into this Subscription Agreement. Except for the representations, warranties and agreements of the Issuer expressly set forth in the Subscription Agreement, the Anchor Investor is relying exclusively on his, her or its own sources of information, investment analysis and due diligence (including professional advice he, she or it may deem appropriate) with respect to the Shares and the business, condition (financial and otherwise), management, operations, properties, respectively, including but not limited to all business, legal, regulatory, accounting, credit and tax matters.
m.The Anchor Investor became aware of this offering of the Shares solely by means of direct contact between the Anchor Investor and the Issuer or a representative of the Issuer, and the Shares were offered to the Anchor Investor solely by direct contact between the Anchor Investor and the Issuer, or a representative of the Issuer. The Anchor Investor did not become aware of this offering of the Shares, nor were the Shares offered to the Anchor Investor, by any other means. The Anchor Investor acknowledges that the Shares (i) were not offered to the Anchor Investor by any form of general solicitation or general advertising and (ii) are not being offered to the Anchor Investor in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws. The Anchor Investor acknowledges that neither the Issuer or a representative of the Issuer is acting as a fiduciary or financial or investment advisor to the Anchor Investor. The Anchor Investor acknowledges that he, she or it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, the Issuer, any of its respective affiliates or any control persons, officers, directors, employees, agents or representatives of any of the foregoing), other than the representations and warranties of the Issuer contained in Section 5 of this Subscription Agreement, in making his, her or its investment or decision to invest in the Issuer.
n.The Anchor Investor acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Shares, including those set forth in the Issuer’s filings with the SEC. The Anchor Investor has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Shares, and, without limiting the representations and warranties of the Issuer in Section 5, the Anchor Investor has sought such accounting, legal and tax advice as the Anchor Investor has considered necessary to make an informed investment decision. The Anchor Investor acknowledges that the Anchor Investor shall be responsible for any of the Anchor Investor’s tax liabilities that may arise as a result of the transactions contemplated by this Subscription Agreement, and that the Issuer has not provided any tax advice or any other representation or guarantee regarding the tax consequences of the transactions contemplated by this Subscription Agreement.
o.Alone, based on his, her or its own independent review or with such professional advice as it deems appropriate, the Anchor Investor has adequately analyzed and fully considered the risks of an investment in the Shares and determined that the Shares (i) are fully consistent with his, her or its financial needs, objectives and condition, (ii) comply and are fully consistent with all investment policies, guidelines and other restrictions applicable to it, (iii) have been duly authorized and approved by all necessary action, (iv) do not and will not violate or constitute a default under its charter, by-laws or other constituent document or under any law, rule, regulation, agreement or other obligation by which it is bound and (v) are a fit, proper and suitable investment for it. The Anchor Investor is able to bear the economic risks of an investment in the Shares to be acquired by it hereunder and consequently, without limiting the generality of the foregoing, the Anchor Investor is able to hold such Shares for an indefinite period of time and has a sufficient net worth to sustain a loss of all or a portion of its investment in such Shares in the event such loss should occur. The Anchor Investor acknowledges specifically that a possibility of total loss exists.
p.In making his, her or its decision to purchase the Shares, the Anchor Investor has relied solely upon independent investigations made by the Anchor Investor and the representations and warranties in Section 5. Without limiting the generality of the foregoing, the Anchor Investor has not relied on any statements or other information provided by or on behalf of the Issuer (other than those representations, warranties, covenants and agreements of the Issuer expressly set forth in Section 5 of this Subscription Agreement), or any of his, her or its respective affiliates or any control persons, officers, directors, employees, agents or representatives of any of the foregoing concerning the Issuer, this Subscription Agreement or the transactions contemplated hereby, the Shares or the offer and sale of the Shares.
q.The Anchor Investor acknowledges and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Shares or made any findings or determination as to the fairness of this investment.

r.The Anchor Investor, if not a natural person, has been duly formed or incorporated and is validly existing and is in good standing under the laws of its jurisdiction of formation or incorporation (to the extent such concept exists in such jurisdiction), with power and authority to enter into, deliver and perform its obligations under this Subscription Agreement.
s.The execution, delivery and performance by the Anchor Investor of this Subscription Agreement are within the powers of the Anchor Investor, have been duly authorized and will not constitute or result in a breach or default under or conflict with any order, ruling or regulation of any court or other tribunal or of any governmental commission or agency, or any agreement or other undertaking, to which the Anchor Investor is a party or by which the Anchor Investor is bound, and, if the Anchor Investor is not a natural person, will not violate any provisions of the Anchor Investor’s organizational documents, including, without limitation, its incorporation or formation papers, bylaws, indenture of trust or partnership or operating agreement, as may be applicable. The signature of the Anchor Investor on this Subscription Agreement is genuine, and the signatory, if the Anchor Investor is a natural person, has legal competence and capacity to execute the same or, if the Anchor Investor is not a natural person, the signatory has been duly authorized to execute the same, and, assuming that this Subscription Agreement constitutes the valid and binding agreement of the Issuer, this Subscription Agreement constitutes a legal, valid and binding obligation of the Anchor Investor, enforceable against the Anchor Investor in accordance with its terms except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.
t.Neither the Anchor Investor nor, if the Anchor Investor is not a natural person, any of its officers, directors, managers, managing members, general partners or any other person acting in a similar capacity or carrying out a similar function, is, or for the past five (5) years has been, (i) a person, government, or governmental entity that is the target of economic or financial sanctions requirements, or trade embargoes imposed, administered, or enforced by the U.S. government (including the U.S. Department of the Treasury’s Office of Foreign Assets Control or the U.S. Department of State), the United Nations, the European Union or any individual European Union member state, the United Kingdom, or other governmental authority (collectively, “Sanctions”), to the extent applicable, including (A) a person listed on any list of sanctioned persons maintained by the U.S. Treasury Department’s Office of Foreign Assets Control, the U.S. Department of State, the United Nations, the European Union or any individual European Union member state, the United Kingdom, or other governmental authority, to the extent applicable; (B) a person organized, incorporated, established, located, or resident in Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine, or any other country or territory embargoed or subject to comprehensive Sanctions; (C) any person directly or indirectly owned or controlled by any person or persons described in the foregoing clauses (A) and (B); (ii) a Designated National, as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515; or (iii) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank (together with (i) and (ii), a “Prohibited Investor”). The Anchor Investor represents that if it is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.) (the “BSA”), as amended by the USA PATRIOT Act of 2001 (the “PATRIOT Act”), and its implementing regulations (collectively, the “BSA/PATRIOT Act”), that the Anchor Investor maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. The Anchor Investor also represents that it maintains policies and procedures reasonably designed to ensure compliance with applicable Sanctions, and that for the past five years, the Anchor Investor has been in compliance with applicable Sanctions and the BSA/PATRIOT Act, as applicable. The Anchor Investor further represents that he, she or it has no knowledge or reason to know that the funds held by the Anchor Investor and used to purchase the Shares were illegally derived or obtained, directly or indirectly, from a Prohibited Investor, in violation of Sanctions or the BSA/PATRIOT Act. The Anchor Investor further represents that for the past five years, the Anchor Investor has not (1) received written or other notice of any actual, alleged or apparent violation of applicable Sanctions or the BSA/PATRIOT Act, as applicable, (2) been a party to or the subject of any pending (or to the Anchor Investor’s knowledge, threatened) civil, criminal or administrative actions, suits, demands, investigations, proceedings, settlements or enforcement actions by or before any governmental authority relating to any actual, alleged or apparent violations of applicable Sanctions or the BSA/PATRIOT Act, as applicable, or (3) made any voluntary disclosure to any governmental authority with respect to any actual, alleged or apparent violation of applicable Sanctions of the BSA/PATRIOT Act, as applicable.
u.If the Anchor Investor is or is acting on behalf of (i) an employee benefit plan that is subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (ii) a plan, an individual retirement account or other arrangement that is subject to Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”), (iii) an entity whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement described in clauses (i) and (ii) (each, an “ERISA Plan”), or (iv) an employee benefit plan that is a governmental plan (as defined in Section 3(32) of ERISA), a church plan (as defined in Section 3(33) of ERISA), a non-U.S. plan (as described in Section 4(b)(4) of ERISA) or other plan that is not subject to the foregoing clauses (i), (ii) or (iii) but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws,” and together with ERISA Plans, “Plans”), the Anchor Investor represents and warrants that (A) he, she or it has not relied on the Issuer or any of its affiliates for investment advice or has otherwise acted as the Plan’s fiduciary, with respect to his, her or its decision to acquire and hold the Shares, and that the Issuer shall not at any time be the Plan’s fiduciary with respect to any decision in connection with the Anchor Investor’s investment in the Shares; and (B) his, her or its purchase of the Shares will not result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code, or any applicable Similar Law.
v.The Anchor Investor has or has commitments to have and, when required to deliver payment to the Issuer pursuant to Section 2 above, will have, sufficient funds to pay the Anchor Subscription Amount and consummate the purchase and sale of the Shares pursuant to this Subscription Agreement.
7.No Hedging. The Anchor Investor hereby agrees that neither her, she or it, his, her or its controlled affiliates, nor any person or entity acting on his, her or its or his, her or its controlled affiliates’ behalf or pursuant to any understanding with it, shall execute any short sales (as such term is defined in Regulation SHO under the Exchange Act, 17 CFR 242.200) or engage in other hedging transactions of any kind with respect to the Shares during the period from the date of this Subscription Agreement through the Closing (or such earlier termination of this Subscription Agreement). Nothing in this Section 7 shall prohibit any other investment portfolios of the Anchor Investor that have no knowledge of this Subscription Agreement or of the Anchor Investor’s participation in this transaction and have not been informed by the Anchor Investor of the consummation of the transactions contemplated by this Subscription Agreement (including the Anchor Investor’s controlled affiliates and/or affiliates) from entering into any short sales or engaging in other hedging transactions.
8.Registration Rights.
a.The Issuer agrees that, within sixty (60) calendar days following the SEC’s notice that the post-effective amendment filed in connection with the Issuer’s Registration Statement on Form F-1 (File No. 333-267053), originally filed with the SEC on August 24, 2022, has been declared effective (such deadline, the “Filing Deadline”), the Issuer will submit to or file with the SEC a registration statement for a shelf registration on Form F-1 or Form F-3 (if the Issuer is then eligible to use a Form F-3 shelf registration) or other appropriate form (the “Registration Statement”), in each case, covering the resale of the Shares acquired by the Anchor Investor pursuant to this Subscription Agreement which are eligible for registration (determined as of three (3) business days prior to such submission or filing) (the “Registrable Shares”) and the Issuer shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) the 90th calendar day following the filing date thereof if the SEC notifies the Issuer that he, she or it will “review” the Registration Statement and (ii) the 10th business day after the date the Issuer is notified (orally or in writing, whichever is earlier) by the SEC that the Registration Statement will not be “reviewed” or will not be subject to further review (such earlier date, the “Effectiveness Deadline”); provided, however, that if such day falls on a Saturday, Sunday or other day that the SEC is closed for business, the Effectiveness Deadline shall be extended to the next business day on which the SEC is open for business; provided further, that the Issuer’s obligations to include the Registrable Shares in the Registration Statement are contingent upon the Anchor Investor furnishing in writing to the Issuer such information regarding the Anchor Investor or his, her or its permitted assigns, the securities of the Issuer held by the Anchor Investor and the intended method of disposition of the Registrable Shares (which shall be limited to non-underwritten public offerings) as shall be reasonably requested by the Issuer to effect the registration of the Registrable Shares, and the Anchor Investor shall execute such documents in connection with such registration as the Issuer may reasonably request that are customary of a selling stockholder in similar situations, including providing that the Issuer shall be entitled to postpone and suspend the effectiveness or use of the Registration Statement, if applicable, during any customary blackout or similar period or as permitted hereunder. Notwithstanding the foregoing, if the SEC prevents the Issuer from including any or all of the shares proposed to be registered under a Registration Statement due to limitations on the use of Rule 415 under the Securities Act for the resale of the Shares pursuant to this Section 8 by the applicable shareholders or otherwise, such Registration Statement shall register for resale such number of Shares which is equal to the maximum number of Shares as is permitted to be registered by the SEC. In such event, the number of Shares to be registered for each selling shareholder named in such Registration Statement shall be reduced pro rata among all such selling shareholders. In the event the Issuer amends the Registration Statement in accordance with the foregoing, the Issuer will use its commercially reasonable efforts to promptly file with the SEC one or more registration statements to register the resale of those Registrable Shares that were not registered on the initial Registration Statement, as so amended. In no event shall the Anchor Investor be identified as a statutory underwriter in the Registration Statement unless requested by the SEC; provided, that if the SEC requests that the Anchor Investor be identified as a statutory underwriter in the Registration Statement, the Anchor Investor will have an opportunity to withdraw the Anchor Investor’s Shares from the Registration Statement.
b.Following the filing of the financial statement restatements for all of the Relevant Periods on Form 20-F and Form 6-K, as applicable, for as long as the Anchor Investor holds Shares, the Issuer will use commercially reasonable efforts to file all reports for so long as the condition in Rule 144(c)(1) (or Rule 144(i)(2), if applicable) under the Securities Act is required to be satisfied, and provide all customary and reasonable cooperation, necessary to enable the undersigned to resell the Shares pursuant to Rule 144 under the Securities Act (in each case, when Rule 144 under the Securities Act becomes available to the Anchor Investor). Any failure by the Issuer to file the Registration Statement by the Filing Deadline or to effect such Registration Statement by the Effectiveness Deadline shall not otherwise relieve the Issuer of its obligations to file or effect the Registration Statement as set forth above in this Section 8. In the case of the registration, qualification, exemption or compliance effected by the Issuer pursuant to this Subscription Agreement, the Issuer shall, upon reasonable request, respond to the Anchor Investor as to the status of such registration, qualification, exemption and compliance. For purposes of this Section 8, “Registrable Shares” shall include, as of the date of determination, the subscribed Shares and any other equity security issued or issuable with respect to the subscribed Shares by way of stock split, dividend, distribution, recapitalization, merger, exchange, replacement or similar event, and “Investor” shall include any affiliate of the Anchor Investor to which the rights under this Section 8 have been duly assigned pursuant to this Subscription Agreement.
c.At its expense the Issuer shall:
i.except for such times as the Issuer is permitted hereunder to suspend the use of the prospectus forming part of a Registration Statement, use its commercially reasonable efforts to keep such registration, and any qualification, exemption or compliance under state securities laws which the Issuer determines to obtain, continuously effective with respect to the Anchor Investor, and to keep the applicable Registration Statement or any subsequent shelf registration statement free of any material misstatements or omissions, until the earlier of the following: (A) the date the Anchor Investor ceases to hold any Registrable Shares, (B) the date all Registrable Shares held by the Anchor Investor may be sold without restriction under Rule 144 under the Securities Act, including without limitation, any volume and manner of sale restrictions which may be applicable to affiliates under Rule 144 under the Securities Act and without the requirement for the Issuer to be in compliance with the current public information required under Rule 144(c)(1) (or Rule 144(i)(2), if applicable) under the Securities Act, and (C) two (2) years from the date of effectiveness of the Registration Statement. The period of time during which the Issuer is required hereunder to keep a Registration Statement effective is referred to herein as the “Registration Period”;
ii.during the Registration Period, advise the Anchor Investor, as expeditiously as possible:
1.when a Registration Statement or any amendment thereto has been filed with the SEC;

2.after it shall receive notice or obtain knowledge thereof, of the issuance by the SEC of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose;
3.of the receipt by the Issuer of any notification with respect to the suspension of the qualification of the Registrable Shares included therein for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and
4.subject to the provisions in this Subscription Agreement, of the occurrence of any event that requires the making of any changes in any Registration Statement or prospectus so that, as of such date, the statements therein are not misleading and do not omit to state a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in light of the circumstances under which they were made) not misleading.
Notwithstanding anything to the contrary set forth herein, the Issuer shall not, when so advising the Anchor Investor of the events described in Section 8(c)(ii), provide the Anchor Investor with any material, nonpublic information regarding the Issuer other than to the extent that providing notice to the Anchor Investor of the occurrence of the events listed in (1) through (4) above constitutes material, nonpublic information regarding the Issuer;
iii.during the Registration Period, use its commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement as soon as reasonably practicable;
iv.during the Registration Period, upon the occurrence of any event contemplated in Section 8(c)(ii)(4) above, except for such times as the Issuer is permitted hereunder to suspend, and has suspended, the use of a prospectus forming part of a Registration Statement, the Issuer shall use its commercially reasonable efforts to as soon as reasonably practicable prepare a post-effective amendment to such Registration Statement or a supplement to the related prospectus, or file any other required document so that, as thereafter delivered to purchasers of the Registrable Shares included therein, such prospectus will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;
v.during the Registration Period, use its commercially reasonable efforts to cause all Registrable Shares to be listed on each securities exchange or market, if any, on which the Class A Shares issued by the Issuer have been listed;
vi.during the Registration Period, if requested by the Anchor Investor, use its commercially reasonable efforts to allow the Anchor Investor to review disclosure regarding the Anchor Investor in the Registration Statement; and
vii.during the Registration Period, otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the Anchor Investor, consistent with the terms of this Subscription Agreement, in connection with the registration of the Registrable Shares.
d.Notwithstanding anything to the contrary in this Subscription Agreement, the Issuer shall be entitled to delay the filing or effectiveness of, or suspend the use of, the Registration Statement if it determines (i) that in order for the Registration Statement not to contain a material misstatement or omission, (x) an amendment thereto would be needed to include information that would at that time not otherwise be required in a current, quarterly, or annual report under the Exchange Act, (y) the negotiation or consummation of a transaction by the Issuer or its subsidiaries is pending or an event has occurred, which negotiation, consummation or event the Issuer’s board of directors reasonably believes would require additional disclosure by the Issuer in the Registration Statement of material information that the Issuer has a bona fide business purpose for keeping confidential and the non-disclosure of which in the Registration Statement would be expected, in the reasonable determination of the Issuer’s board of directors to cause the Registration Statement to fail to comply with applicable disclosure requirements, or (z) in the good faith judgment of the majority of the members of the Issuer’s board of directors, such filing or effectiveness or use of such Registration Statement, would be seriously detrimental to the Issuer and the majority of the members of the Issuer’s board of directors concludes as a result that it is essential to defer such filing, or (ii) to delay the filing or initial effectiveness of, or suspend use of, a Registration Statement and such delay or suspension arises out of, or is a result of, or is related to or is in connection with the Ongoing Audit, or other accounting matters, or any related disclosure or other matters (each such circumstance, a “Suspension Event”); provided, however, that the Issuer may not delay or suspend the Registration Statement on more than three (3) occasions or for more than ninety (90) consecutive calendar days, or more than one hundred twenty (120) total calendar days in each case during any twelve-month period. Upon receipt of any written notice from the Issuer of the happening of any Suspension Event during the period that the Registration Statement is effective or if as a result of a Suspension Event the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein (in light of the circumstances under which they were made, in the case of the prospectus) not misleading, the Anchor Investor agrees that (i) he, she or it will immediately discontinue offers and sales of the Registrable Shares under the Registration Statement (excluding, for the avoidance of doubt, sales conducted pursuant to Rule 144 under the Securities Act) until the Anchor Investor receives copies of a supplemental or amended prospectus (which the Issuer agrees to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective or unless otherwise notified by the Issuer that he, she or it may resume such offers and sales and (ii) he, she or it will maintain the confidentiality of any information included in such written notice delivered by the Issuer unless otherwise required by law or subpoena. If so directed by the Issuer, the Anchor Investor will deliver to the Issuer or, in the Anchor Investor’s sole discretion destroy, all copies of the prospectus covering the Registrable Shares in the Anchor Investor’s possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus covering the Registrable Shares shall not apply (A) to the extent the Anchor Investor is required to retain a copy of such prospectus (1) in order to comply with applicable legal, regulatory, self-regulatory or professional requirements or (2) in accordance with a bona fide pre-existing document retention policy or (B) to copies stored electronically on archival servers as a result of automatic data back-up.

The Anchor Investor may deliver written notice (an “Opt-Out Notice”) to the Issuer requesting that the Anchor Investor not receive notices from the Issuer otherwise required by this Section 8(d); provided, however, that the Anchor Investor may later revoke any such Opt-Out Notice in writing. Following receipt of an Opt-Out Notice from the Anchor Investor (unless subsequently revoked), (i) the Issuer shall not deliver any such notices to the Anchor Investor and the Anchor Investor shall no longer be entitled to the rights associated with any such notice and (ii) each time prior to the Anchor Investor’s intended use of an effective Registration Statement, the Anchor Investor will notify the Issuer in writing at least two (2) business days in advance of such intended use, and if a notice of a Suspension Event was previously delivered (or would have been delivered but for the provisions of this Section 8(d)) and the related suspension period remains in effect, the Issuer will so notify the Anchor Investor, within one (1) business day of the Anchor Investor’s notification to the Issuer, by delivering to the Anchor Investor a copy of such previous notice of Suspension Event, and thereafter will provide the Anchor Investor with the related notice of the conclusion of such Suspension Event promptly following its availability.
e.Indemnification in connection with the Registration Rights.
i.The Issuer agrees to indemnify, to the extent permitted by law, the Anchor Investor (to the extent the Anchor Investor is a seller under the Registration Statement), its directors, officers, partners, managers, members, stockholders, agents, advisors, and each person or entity who controls the Anchor Investor (within the meaning of the Securities Act), to the extent permitted by law, against all losses, claims, damages, liabilities and reasonable and documented out of pocket expenses (including reasonable and documented outside attorneys’ fees of one (1) law firm) arising from, in connection with, or relating to any untrue or alleged untrue statement of material fact contained in any Registration Statement, prospectus included in any Registration Statement (“Prospectus”) or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of a Prospectus, in light of the circumstances under which they were made) not misleading, except (A) insofar as the same are caused by or contained in any information or affidavit so furnished in writing to the Issuer by or on behalf of the Anchor Investor expressly for use therein, (B) in connection with any failure of such person to deliver or cause to be delivered a prospectus made available by the Issuer in a timely manner, (C) as a result of offers or sales effective by or on behalf of any person by means of a “free writing prospectus” (as defined in Rule 405 under the Securities Act) that was not authorized by the Issuer or (D) in connection with any offers or sales effected by or on behalf of Investor in violation of Section 8(d) hereof.
ii.In connection with any Registration Statement in which the Anchor Investor is participating, the Anchor Investor shall furnish (or cause to be furnished) to the Issuer in writing such information and affidavits as the Issuer reasonably requests for use in connection with any such Registration Statement or Prospectus and, to the extent permitted by law, shall indemnify the Issuer, its directors, officers, agents, advisors and each person or entity who controls the Issuer (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and expenses (including, without limitation, reasonable and documented outside attorneys’ fees) resulting from any untrue or alleged untrue statement of material fact contained or incorporated by reference in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of a Prospectus, in light of the circumstances under which they were made) not misleading, but only to the extent that such untrue statement or omission is contained in (or not contained in, in the case of an omission) any information or affidavit so furnished in writing by or on behalf of the Anchor Investor expressly for use therein; provided, however, that the liability of the Anchor Investor shall be several and not joint with any other investor and shall be in proportion to and limited to the net proceeds received by the Anchor Investor from the sale of Registrable Shares giving rise to such indemnification obligation.
iii.Any person or entity entitled to indemnification herein shall (A) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s or entity’s right to indemnification hereunder to the extent such failure has not prejudiced the indemnifying party) and (B) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one (1) outside counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement includes a statement or admission of fault and culpability on the part of such indemnified party or which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.
iv.The indemnification provided for under this Subscription Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person or entity of such indemnified party and shall survive the transfer of securities.
v.If the indemnification provided under this Section 8(e) from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations; provided, however, that the liability of the Anchor Investor shall be limited to the net proceeds received by the Anchor Investor from the sale of Registrable

Shares giving rise to such indemnification obligation. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by (or not made by, in the case of an omission), or relates to information supplied by (or not supplied by, in the case of an omission), such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in Sections 8(d)(i), (ii) and (iii) above, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 8(e)(v) from any person or entity who was not guilty of such fraudulent misrepresentation.
f.If the Shares acquired hereunder are either eligible to be sold (i) pursuant to an effective Registration Statement or (ii) without restriction under, and without the Issuer being in compliance with the current public information requirements of Rule 144 under the Securities Act, then at the Anchor Investor’s request, and subject to the Anchor Investor’s execution of customary representation letters, the Issuer will reasonably cooperate with the Issuer’s transfer agent, such that any remaining restrictive legend set forth on such Shares will be removed in connection with a sale of such shares.
9.Termination. This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof: (x) upon the mutual written agreement of each of the parties hereto to terminate this Subscription Agreement, or (y) if the conditions to Closing set forth in Section 3 of this Subscription Agreement are not satisfied or waived, or are not capable of being satisfied, on or prior to the Closing and, as a result thereof, the transactions contemplated by this Subscription Agreement will not be or are not consummated at the Closing; provided that nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from any such willful breach.
10.Lock-Up.
a.Subject to the exceptions set forth in Section 10(b), the Anchor Investor agrees not to, without the prior written consent of the board of directors of the Issuer, (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate with respect to or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations of the SEC promulgated thereunder, any Shares (A) purchased by the Anchor Investor pursuant to this Subscription Agreement and (B) held by the Anchor Investor prior to or as of the date hereof (the “Lock-Up Shares”), (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of such Lock-Up Shares, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii) (any of the actions specified in clauses (i)-(iii), collectively, a “Transfer”) until the end of the Lock-up Period.
b.The restrictions set forth in the immediately preceding paragraph shall not apply to: (i) in the case of an entity, Transfers to or distributions to any direct or indirect stockholder, partner, member or affiliate of such entity or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control or management with such entity or affiliates of such entity; (ii) in the case of an individual, Transfers by bona fide gift to members of the individual’s immediate family (as defined below) or to a trust, the beneficiary of which is a member of such individual’s immediate family, to an affiliate of such person or to a charitable organization; (iii) in the case of an individual, Transfers by will or by virtue of laws of descent and distribution upon death of the individual; (iv) in the case of an individual, Transfers pursuant to a qualified domestic relations order; and (v) in the case of an entity, Transfers by virtue of the laws of the state or jurisdiction of the entity’s organization and the entity’s organizational documents upon dissolution of the entity; provided, however, that in the case of clauses (i) through (v) (each such person who receives Lock-Up Shares pursuant to clauses (i) through (vii), a “Permitted

Transferee”), such Permitted Transferee must enter into a written agreement (it being understood that any references to “immediate family” in the agreement executed by such Permitted Transferee shall expressly refer only to the immediate family of the Anchor Investor and not to the immediate family of the Permitted Transferee), agreeing to be bound by these Transfer restrictions. For purposes of this paragraph, “immediate family” shall mean a spouse, domestic partner, child, grandchild or other lineal descendant (including by adoption), father, mother, brother or sister of the Anchor Investor; and “affiliate” shall have the meaning set forth in Rule 405 under the Securities Act.
c.For purposes of this Section 10:
i.(i) The term “Lock-up Period” means:
1.for 75% of the Lock-Up Shares held by the Anchor Investor and its Permitted Transferees, the period beginning on the Closing Date and ending on the one-year anniversary of the Closing Date; and
2.for 25% of the Lock-Up Shares held by the Anchor Investor and its Permitted Transferees, the period beginning on the Closing Date and ending on the six-month anniversary of the Closing Date.
11.Miscellaneous.
a.Notwithstanding anything to the contrary herein, each party shall retain all rights, remedies, suits, claims, demands, causes of action or similar proceedings (legal, equitable or otherwise) against any person to the extent of such person’s willful and intentional misrepresentation or concealment of a material fact actually known to such person, which misrepresentation or concealment constitutes an actual fraud or breach of fiduciary duty (it being understood that for such purposes, the actual knowledge of a party hereto shall be interpreted to be the actual knowledge of the senior officers of such party).
b.Without the prior written consent of the Issuer, neither this Subscription Agreement nor any rights that may accrue to the Anchor Investor hereunder (other than the Shares acquired hereunder, if any) may be transferred or assigned, other than an assignment to any fund or account managed by the same investment manager as the Anchor Investor or an affiliate thereof, subject to, if such transfer or assignment is prior to the Closing, such transferee or assignee, as applicable, executing a joinder to this Subscription Agreement or a separate subscription agreement in substantially the same form as this Subscription Agreement, including with respect to the Anchor Subscription Amount and other terms and conditions, provided, that, in the case of any such transfer or assignment, the initial party to this Subscription Agreement shall remain bound by his, her or its obligations under this Subscription Agreement in the event that the transferee or assignee, as applicable, does not comply with his, her or its obligations to consummate the purchase of Shares contemplated hereby.
c.The Issuer may request from the Anchor Investor such additional information as the Issuer may deem necessary to evaluate the eligibility of the Anchor Investor to acquire the Shares and in connection with the inclusion of the Shares in the Registration Statement, and the Anchor Investor shall provide such information as may reasonably be requested, to the extent readily available and to the extent consistent with its internal policies and procedures. The Anchor Investor acknowledges that the Issuer may file a copy of this Subscription Agreement with the SEC as an exhibit to a current or periodic report or a registration statement of the Issuer.
d.The Anchor Investor acknowledges that the Issuer will rely on the acknowledgments, understandings, agreements, covenants, representations and warranties of the Anchor Investor contained in this Subscription Agreement. Prior to the Closing, the Anchor Investor agrees to promptly notify the Issuer if any of the acknowledgments, understandings, agreements, representations and warranties of the Anchor Investor set forth herein are no longer accurate. The Anchor Investor acknowledges and agrees that each purchase by the Anchor Investor of Shares from the Issuer will constitute a reaffirmation of the acknowledgments, understandings, agreements, representations and warranties herein (as modified by any such notice) by the Anchor Investor as of the time of such purchase.
e.The Issuer and the Anchor Investor are each entitled to rely upon this Subscription Agreement and each is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.
f.This Subscription Agreement may not be modified, waived or terminated (other than pursuant to the terms of Section 9 above) except by an instrument in writing, signed by each of the parties hereto. No failure or delay of either party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties and third party beneficiaries hereunder are cumulative and are not exclusive of any rights or remedies that they would otherwise have hereunder.
g.This Subscription Agreement (including Schedule A hereto) constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof. Except as set forth in Section 8(e) and Section 11(c) with respect to the persons referenced therein, this Subscription Agreement shall not confer any rights or remedies upon any person other than the parties hereto, and their respective successor and assigns.
h.Except as otherwise provided herein, this Subscription Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns.
i.If any provision of this Subscription Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.
j.Each party shall pay all of its own costs and expenses incurred in anticipation of, relating to and in connection with the negotiation and execution of this Subscription Agreement and the transactions contemplated hereby, whether or not such transactions are consummated.
k.This Subscription Agreement may be executed in one or more counterparts (including by electronic mail or in .pdf or by DocuSign or similar electronic signature) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.
l.The parties hereto acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Subscription Agreement, without posting a bond or undertaking and without proof of damages, to enforce specifically the terms and provisions of this Subscription Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise.
m.All of the representations and warranties contained in this Subscription Agreement shall survive the Closing. All of the covenants and agreements made by each party hereto in this Subscription Agreement shall survive the Closing until the expiration of any statute of limitations pursuant to applicable law or in accordance with their respective terms, if a shorter period.
n.THE PARTIES HERETO IRREVOCABLY SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK, THE SUPREME COURT OF THE STATE OF NEW YORK AND THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE STATE OF NEW YORK SOLELY IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS SUBSCRIPTION AGREEMENT AND THE DOCUMENTS REFERRED TO IN THIS SUBSCRIPTION AGREEMENT AND IN RESPECT OF THE TRANSACTIONS CONTEMPLATED HEREBY, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR ANY SUCH DOCUMENT THAT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS SUBSCRIPTION AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES HERETO IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED BY SUCH A NEW YORK STATE OR FEDERAL COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH

PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 14 OF THIS SUBSCRIPTION AGREEMENT OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF. THIS SUBSCRIPTION AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO THE PRINCIPLES OF CONFLICTS OF LAWS THAT WOULD OTHERWISE REQUIRE THE APPLICATION OF THE LAW OF ANY OTHER STATE.
o.EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY; AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS SUBSCRIPTION AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 11(n).
12.Non-Reliance and Exculpation. The Anchor Investor acknowledges that he, she or it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, the Issuer, any of its subsidiaries, any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing), other than the statements, representations and warranties of the Issuer expressly contained in Section 5 of this Subscription Agreement, in making his, her or its investment or decision to invest in the Issuer. The Anchor Investor acknowledges and agrees that none of (i) any other investor pursuant to any other subscription agreement related to the private placement of the Shares (including the Anchor Investor’s respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing) or (ii) any affiliates, or any control persons, officers, directors, employees, partners, agents or representatives of any of the Issuer or its subsidiaries, shall be liable (including without limitation, for or with respect to any losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements incurred by the Anchor Investor or any other person or entity), whether in contract, tort or otherwise, or have any liability or obligation, to the Anchor Investor, any person claiming through such Investor, or to any other investor, pursuant to this Subscription Agreement or any other subscription agreement related to the private placement of the Shares, the negotiation hereof or thereof or the subject matter hereof or thereof, or the transactions contemplated hereby or thereby, for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the Shares.
13.Notices. All notices and other communications among the parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service, or (iv) when delivered by email (in each case in this clause (iv), solely if receipt is confirmed, but excluding any automated reply, such as an out-of-office notification), addressed as follows:

If to the Anchor Investor, to the address provided on the Anchor Investor’s signature page hereto.
If to the Issuer, to:
Waldencast plc.
10 Bank Street, Suite 560, White Plains, NY 10606
Attention: Michel Brousset

Email: michel@waldencast.com

with copies to (which shall not constitute notice), to:
Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, New York 10001
Attention: Paul T. Schnell
Gregg Noel
Michael J. Schwartz
Maxim Mayer-Cesiano
Email: paul.schnell@skadden.com
gregg.noel@skadden.com
        michael.schwartz@skadden.com
maxim.mayercesiano@skadden.com

or to such other address or addresses as the parties may from time to time designate in writing. Copies delivered solely to outside counsel shall not constitute notice.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the Anchor Investor has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date set forth below.

Name of the Anchor Investor:	State/Country of Formation or Domicile:
By: ___________________________________
Name: ________________________________
Title: _________________________________
Name in which Shares are to be registered (if different):	Date: ________, 2023
Investor’s EIN:
Business Address-Street:	Mailing Address-Street (if different):
City, State, Zip:	City, State, Zip:
Attn: __________________________________	Attn: ________________________________
Telephone No.:	Telephone No.:
Facsimile No.:	Facsimile No.:
Number of Shares subscribed for:
Aggregate Anchor Subscription Amount: $	Price Per Share: $5.00
You must pay the Anchor Subscription Amount by wire transfer of U. S. dollars in immediately available funds to the account specified by the Issuer on Schedule B.

IN WITNESS WHEREOF, the Issuer has accepted this Subscription Agreement as of the date set forth below.
Waldencast plc.
By: Name: Title:
Date: , 2023

SCHEDULE A

ELIGIBILITY REPRESENTATIONS OF THE ANCHOR INVESTOR

A.	QUALIFIED INSTITUTIONAL BUYER STATUS
(Please check the applicable subparagraphs):

☐ We are a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act (a “QIB”)).

B.	ACCREDITED INVESTOR STATUS
(Please check the applicable subparagraphs):

1	☐ We are an “accredited investor” (within the meaning of Rule 501(a) under the Securities Act or an entity in which all of the equity holders are accredited investors within the meaning of Rule 501(a) under the Securities Act), and have marked and initialed the appropriate box on the following page indicating the provision under which we qualify as an “accredited investor.”

2	☐ We are not a natural person.
Rule 501(a), under the Securities Act, in relevant part, states that an “accredited investor” shall mean any person who comes within any of the below listed categories, or who the issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. The Anchor Investor has indicated, by marking and initialing the appropriate box below, the provision(s) below which apply to the Anchor Investor and under which the Anchor Investor accordingly qualifies as an “accredited investor.”
☐ Any bank, registered broker or dealer, insurance company, registered investment company, business development company, or small business investment company;
☐ Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions for the benefit of its employees, if such plan has total assets in excess of $5,000,000;
☐ Any employee benefit plan, within the meaning of the Employee Retirement Income Security Act of 1974, if a bank, insurance company, or registered investment adviser makes the investment decisions, or if the plan has total assets in excess of $5,000,000;
☐ Any organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;
☐ Any “family office,” as defined in rule 202(a)(11)(g)-1 under the Investment Advisers Act of 1940, as amended, with assets under management in excess of $5,000,000, not formed to acquire the securities offered, and whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;
☐ Any natural person whose individual net worth, or joint net worth with that person’s spouse, exceeds $1,000,000. For purposes of calculating a natural person’s net worth: (a) the person’s primary residence shall not be included as an asset; (b) indebtedness that is secured by the person’s primary residence, up to the estimated fair market value of the primary residence at the time of the sale of securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of sale of securities exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and (c) indebtedness that is secured by the person’s primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of securities shall be included as a liability;
☐ Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person’s spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;
☐ Any trust with assets in excess of $5,000,000, not formed to acquire the securities offered, whose purchase is directed by a sophisticated person; or

☐ Any entity in which all of the equity owners are accredited investors meeting one or more of the above tests.

C.	NON-U.S. PERSON STATUS
The Anchor Investor certifies that it is not a U.S. Person (“U.S. Person”) for purposes of Regulation S under the Securities Act under the Commodity Act, as amended, because it is (Please check the applicable subparagraphs):

☐ A natural person who is not a resident of the United States;
☐ A partnership, corporation, or other entity, other than an entity organized principally for passive investment, organized under the laws of a non-U.S. jurisdiction and which has its principal place of business in a non-U.S. jurisdiction;
☐ An entity, organized under the laws of a non-U.S. jurisdiction and which has its principal place of business in a non-U.S. jurisdiction, organized principally for passive investment such as a pool, investment company, or other similar entity, provided that: (a) units of participation in the entity held by persons who do not qualify as non-U.S. Persons or otherwise as “qualified eligible persons” under the U.S. Commodity Futures Trading Commission (“CFTC”) rules represent in the aggregate less than 10% of the beneficial interest in the entity; (b) such entity was not formed principally for the purpose of facilitating investments by U.S. Persons in a pool with respect to which the operator is exempt from certain requirements of Part 4 of the CFTC’s regulations by virtue of its participants being non-U.S. Persons; and (c) such entity was not formed by a U.S. Person principally for the purpose of investing in securities not registered under the Securities Act (unless it was organized or incorporated and is owned exclusively by “accredited investors,” as defined in U.S. Securities and Exchange Commission (“SEC”) rules, who are not natural persons, estates, or trusts);
☐ An estate or trust, the income of which is not subject to U.S. federal income tax regardless of source, provided that no executor or administrator of such an estate or trustee of such a trust, as the case may be, is a U.S. Person; or
☐ a pension plan for the employees, officers, or principals of an entity organized and with its principal place of business outside the United States, provided that such plan is established and administered in accordance with the laws of a country other than the United States and the customary practices and documentation of such country. For purposes of this paragraph, the term “United States” means the United States, its states, territories, and possessions, and any enclave of the United States government, its agencies, or instrumentalities.
☐ Any natural person whose individual net worth, or joint net worth with that person’s spouse, exceeds $1,000,000. For purposes of calculating a natural person’s net worth: (a) the person’s primary residence shall not be included as an asset; (b) indebtedness that is secured by the person’s primary residence, up to the estimated fair market value of the primary residence at the time of the sale of securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of sale of securities exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and (c) indebtedness that is secured by the person’s primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of securities shall be included as a liability.
These pages should be completed by the Anchor Investor

and constitutes a part of the Subscription Agreement.

SCHEDULE B

Waldencast plc

Name:	Waldencast plc
Acc#:	696353165
Bank:	JPMorgan Chase Bank, N.A. PO Box 659732 San Antonio TX 78265-9751
ABA:	21000021
SWIFT:	CHASUS33